Exhibit 3.1

Amendment to Bylaws of Plasmatech Biopharmaceuticals, Inc.

This Amendment to the Bylaws of Plasmatech Biopharmaceuticals, Inc., a Delaware corporation (the “Company”) effective April 17, 1991, and amended effective September 14, 1995 (the “Bylaws”) was unanimously approved and adopted by the Board of Directors of the Company in accordance with Article IX of the Bylaws, and is effective as of January 1, 2015 (the “Effective Date”).

1.	As of the Effective Date, Article V Section 6a is hereby added:

6a.           Executive Chairman.  The board of directors may from time to time elect or appoint the chairman of the board, if any, to serve as executive chairman.  To the extent such position is filled, all other executive officers shall report to the executive chairman, unless delegated otherwise by the executive chairman. The executive chairman shall have general and active management and supervision of the business and affairs of the Corporation.

2.	As of the Effective Date, the first sentence of Article V Section 7 of the Bylaws is hereby amended to read as follows:

The president shall be the chief executive officer of the Corporation (unless the board of directors appoints another executive to be the chief executive officer of the Corporation with such duties and responsibilities as the board of directors shall delegate from time to time), and, subject to the control of the board of directors, shall have general supervision of the business and affairs of the Corporation.

The remainder of Article V Section 7 shall remain the same and in full force and effect.